SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF MARCH 2008

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and 333-139707 and 333-144251 and Form S-8 Registration Statements File Nos. 33-71822 and 333-134593.


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                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  LANOPTICS LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: March 12, 2008


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                           [EZCHIP TECHNOLOGIES LOGO]

Contact:
Ehud Helft / Fiona Darmon
CCGK Investor Relations
info@gkir.com
Tel: (US) 1 866 704 6710 / 1 646 797 2868

FOR IMMEDIATE RELEASE

      CIENA USES EZCHIP'S NETWORK PROCESSORS FOR CARRIER ETHERNET SWITCHING

CAMPBELL, CA., March 12, 2008 - EZchip Technologies Ltd. (a LanOptics Ltd. company, NASDAQ:EZCH), a fabless semiconductor company providing Ethernet network processors, today announced that Ciena(R) Corporation, the network specialist, is using EZchip's NP-2 network processors in Ethernet aggregation and switching modules for its CN 4200(TM) FlexSelect(TM) Advanced Services Platform family. The new CN 4200 modules utilizing NP-2, called the G10 and G10X Ethernet service modules, were announced by Ciena earlier this year.

"EZchip's solutions have helped Ciena expand the Carrier Ethernet capabilities of our FlexSelect Architecture. In particular, the advanced features of EZchip's NP family of processors have further enabled our CN 4200 platform to become an industry-leading converged Ethernet infrastructure solution," said Mike Feldman, senior director of data networking at Ciena.

"Ciena's CN 4200 is a highly successful packet optical system that is already deployed in many networks worldwide, and EZchip is privileged that Ciena has opted to leverage EZchip's network processors for further enabling the platform to deliver Carrier Ethernet services," said Kosta Sidopoulos, EZchip's Sales Director. "We are looking forward to continue working with Ciena in next generation systems as well."

EZchip's network processors (NPU) provide networking equipment vendors with flexible packet processing and integrate the key functions needed for delivering triple-play services across packet-based networks and for enabling Carrier Ethernet networks.

EZchip's NPU highlights include:

o NP-2, NP-3 and NP-4 family of high-speed NPUs, providing throughput of 20Gbps, 30Gbps and 100Gbps respectively.

o NPA family of access NPUs, providing throughput of up to 10Gbps with several chip models featuring multiple 10-Gigabit, 1-Gigabit and 100-Megabit Ethernet ports.

o Exceptionally flexible packet processing enabling system designers to future proof their designs while delivering a variety of applications such as L2 switching, Q-in-Q, PBT, VPLS, MPLS and IPv4/IPv6 routing.


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o    Integrated hierarchical traffic management enabling granular bandwidth control, assigns individual flows with specific Quality of Service (QoS) and enforces Service Level Agreements (SLA) for applications, services and users.

o On-chip Operations, Administration and Management (OAM) processing offload enabling reliability and high availability in Carrier Ethernet networks.

o Software compatibility across all of EZchip's NPU families enabling efficient use of vendor's engineering resources.

ABOUT EZCHIP TECHNOLOGIES

EZchip Technologies is a fabless semiconductor company that provides Ethernet network processors. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabit per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in access, metro and edge systems that make up the new Carrier Ethernet networks. For more information on EZchip, visit our web site at http://www.ezchip.com.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LANOPTICS FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2008 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LANOPTICS.